UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 40-F/A

(Amendment No.1)

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[ ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

BTQ Technologies Corp.
(Exact name of Registrant as specified in its charter)

British Columbia	7370	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

700 West Georgia Street, Suite 2500

Vancouver, British Columbia V7Y 1B3
(416) 479-9547
(Address and telephone number of Registrant's principal executive offices)

____________________

C T Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3133
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Shares, no par value	BTQ	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [  ] Yes [X] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). [  ] Yes      [   ] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). [ ]

EXPLANATORY NOTE

BTQ Technologies Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system (“MJDS”) of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING INFORMATION

This registration statement and the documents incorporated by reference herein contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, "forward-looking information") with respect to the Company and its subsidiaries. Forward-looking information may include, but is not limited to: information with respect to amounts and use of available funds; anticipated developments in operations in future periods; planned asset acquisitions; future business operations; the adequacy of financial resources; the costs and timing of development of the Company's business; the costs, timing and receipt of approvals, consents and permits under applicable legislation; executive compensation approaches and practices; the growth of the quantum technology and security market; the future applications of Company products; the timeline for a quantum computer hitting the market; the use of Company office space; the development of and applicability of quantum technologies; the commercialization of the Company's intellectual property; the general adoption of quantum technologies; the Company's research and development plan; the results from Company research and development; future intellectual property registrations of the Company; the future availability of Company products; and the composition of directors and committees.

Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words and phrases such as "will", "may", "is expected to", "anticipates", "estimates", "intends", "plans", "projection", "could", "vision", goals", "objective" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In making these forward-looking statements, the Company has made certain assumptions, as contemplated below.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation:

  the performance of the Company's business and operations;
  the intention to grow the Company's business and operations;
  the introduction and continued offering of services and product features;
  the market for the Company's products and services and competitive conditions;
  the Company's pricing and revenue models;
  the future liquidity and financial capacity;
  the treatment of the Company and its subsidiaries under government regulatory and taxation regimes;
  the Company's intellectual property;
  the Company's ability to operate in certain markets;
  the Company's ability to meet current and future obligations;
  the Company's ability to obtain services in a timely manner or at all;
  the Company's ability to obtain financing on acceptable terms or at all;
  the Company's targeted business milestones and related timelines and costs; and
  expectations of the blockchain, quantum computing and cryptocurrency markets and associated regulations;

The above list is not exhaustive of factors that may affect any of the forward-looking information contained in this registration statement and the documents incorporated by reference herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and the actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in both the Annual Information Form for the year ended December 31, 2024 (“AIF”) attached hereto as Exhibit 99.66 hereto and in the Management’s Discussion and Analysis of BTQ Technologies Corp. for the quarter ended June 30, 2025 (“MD&A”) attached hereto as Exhibit 99.95 hereto under the heading “Risk Factors” and elsewhere in the AIF and MD&A. Forward-looking information contained in this registration statement and the documents incorporated by reference herein is based on the beliefs, expectations and opinions of management of the Company on the date the statements are made, and the Company does not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. In making the forward-looking statements in this registration statement and the documents incorporated by reference herein, the Company has applied several material assumptions which may prove to be inaccurate, including, but not limited to, the assumptions that any financing needed to fund the operations of the Company will be available on reasonable terms. Other assumptions are discussed throughout the AIF and, in particular in the “Risk Factors” section of the AIF and MD&A. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under MJDS adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards. MNP LLP is independent with respect to the Company in accordance with the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.90 and 99.93 through 99.99, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the consents attached hereto as Exhibits 99.91 and 99.92 as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading "Description of Capital Structure - Common Shares" in the Registrant's AIF, attached hereto as Exhibit 99.66.

CURRENCY

Unless otherwise indicated, all dollar amounts in this registration statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2024 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.4389.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements. (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

In accordance with General Instruction B.(12) of Form 40-F, the required disclosure is included under the headings “Liquidity Risk” in Management’s Discussion and Analysis for the ended December 31, 2024 attached hereto as Exhibit 99.65 to this registration statement.

NASDAQ CORPORATE GOVERNANCE

The Company is a “foreign private issuer” as defined in Rule 3b-4 under Exchange Act and the Company’s common shares are listed on the Cboe Canada (“Cboe”) and are expected to be listed on the NASDAQ Capital Market (the “Nasdaq”). Rule 5615(a)(3) of the listing rules of the Nasdaq (the “Nasdaq Stock Market Rules”) permits foreign private issuers to follow home country practices in lieu of certain provisions of Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States.

A description of the ways in which the Company's governance practices differ from those followed by domestic companies pursuant to Nasdaq standards are as follows:

Executive Sessions: The Registrant does not follow Nasdaq Stock Market Rule 5605(b)(2), which requires companies to have their Independent Directors regularly schedule meetings at which only Independent Directors are present ("executive meetings"). In lieu of following Nasdaq Stock Market Rule 5605(b)(2), the Registrant follows the rules of Cboe, the Business Corporations Act (British Columbia) and Canadian securities laws.

Shareholder Meeting Quorum Requirements: The Registrant does not follow Nasdaq Stock Market Rule 5620(c) which requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Nasdaq Stock Market Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws.  In lieu of following Nasdaq Stock Market Rule 5620(c), the Registrant follows the rules of Cboe, the Business Corporations Act (British Columbia) and Canadian securities laws.

The foregoing is consistent with applicable laws, customs and practices in Canada.

Unaudited Pro Forma Consolidated Statement of Financial Position

The following unaudited pro forma balance sheet has been prepared to illustrate the impact of a number of events that followed the close of the Company’s second fiscal quarter ended June 30, 2025, including the Company’s receipt of proceeds from an offering of the Company’s common shares that was completed in July 2025, and the Company’s resulting compliance with the minimum US$5 million stockholders’ equity requirement for initial listing on Nasdaq.

The unaudited pro forma balance sheet is based on the Company’s unaudited balance sheet as of June 30, 2025. The unaudited pro forma balance sheet has been prepared to reflect events that occurred subsequent to the close of the June 30, 2025 quarter, including the Company’s receipt of proceeds from the sale of its common shares, as if the events occurred on June 30, 2025.

This unaudited pro forma balance sheet is for informational purposes only, and should be read in conjunction with the more detailed unaudited condensed consolidated financial statements for the second fiscal quarter ended June 30, 2025 and related notes attached hereto as Exhibit 99.94.

BTQ TECHNOLOGIES CORP.

Pro Forma Consolidated Statement of Financial Position

(Expressed in Canadian Dollars)

(unaudited)

				As adjusted
	June 30, 2025	Note	Pro forma adjustments	June 30, 2025
	$		$	$

Assets

Current assets

Cash	5,980,893	(1)	37,090,407	43,071,300
Other receivables	194,021		–	194,021
Prepaid expenses	265,613		–	265,613
Total current assets	6,440,527		37,090,407	43,530,934

Non-current assets

Property and equipment	11,632		–	11,632
Investments	77,229		–	77,229
Total non-current assets	88,861			88,861
Total assets	6,529,388		37,090,407	43,619,795

Liabilities and shareholders’ equity

Current liabilities

Accounts payable and accrued liabilities	833,184		–	833,184
Corporate taxes payable	87,942		–	87,942
Due to related parties	25,763		–	25,763
Total liabilities	946,889		–	946,889

Shareholders’ equity

Share capital	46,267,058	(1)	36,781,985	83,049,043
Options reserve	1,931,323		–	1,931,323
Warrants reserve	486,082	(1)	308,422	794,504
RSUs reserve	1,261,723		–	1,261,723
Shares to be issued	40,000		–	40,000
Deficit	(44,403,687)		–	(44,403,687)
Total shareholders’ equity	5,582,499		37,090,407	42,672,906
Total liabilities and shareholders’ equity	6,529,388		37,090,407	43,619,795

NOTES TO THE PROFORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION:

This Pro Forma Consolidated Statement of Financial Position reflects the BTQ Technologies Corp. Consolidated Statement of Financial Position as reported in the Company’s consolidated financial statements for the quarter ended June 30, 2025, filed on SEDAR+ on August 14, 2025, adjusted to reflect the closing of the Offering held on July 11, 2025, as described below:

PRO FORMA ADJUSTMENT:

(1) On July 11, 2025, there was an increase in cash related to the sale of 5,555,555 common shares at $7.20 per share, net of commission and fees of $2,909,589, and the issuance of placement agent warrants for 138,888 common shares (the “Offering”).

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant previously filed a Form F-X in connection with the class of securities to which the registration statement relates.

Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No.1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BTQ TECHNOLOGIES CORP.

	By:	/s/ Olivier Roussy Newton
Name: Olivier Roussy Newton
Date: September 15, 2025		Title: Chief Executive Officer & Director

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this registration statement:

Exhibit	Description
99.1	News Release dated December 29, 2023
99.2	News Release dated February 20, 2024
99.3	News Release dated March 13, 2024
99.4	News Release dated March 18, 2024
99.5	News Release dated March 21, 2024
99.6	News Release dated March 28, 2024
99.7	News Release dated April 1, 2024
99.8	News Release dated April 4, 2024
99.9	News Release dated April 17, 2024
99.10	News Release dated May 1, 2024
99.11	News Release dated May 6, 2024
99.12	News Release dated May 16, 2024
99.13	News Release dated May 30, 2024
99.14	Consolidated Financial Statements of BTQ Technologies Corp. for the years ended December 31, 2023 and 2022 (audited)
99.15	Management's Discussion and Analysis of BTQ Technologies Corp. for the year ended December 31, 2023
99.16	Certification of Annual Filings Full Certificate of BTQ Technologies Corp. in connection with filing of annual financial statements and annual MD&A by CEO dated June 3, 2024
99.17	Certification of Annual Filings Full Certificate of BTQ Technologies Corp. in connection with filing of annual financial statements and annual MD&A by CFO dated June 3, 2024
99.18	Annual Information Form of BTQ Technologies Corp. for the fiscal year ended December 31, 2023
99.19	News Release dated June 4, 2024
99.20	Condensed Interim Financial Statements of BTQ Technologies Corp. for the three months ended March 31, 2024 and 2023 (Unaudited)
99.21	Management's Discussion and Analysis of BTQ Technologies Corp. for the quarter ended March 31, 2024
99.22	Certification of Interim Filings Full Certificate of BTQ Technologies Corp. in connection with filing of interim financial statements and interim MD&A by CEO dated June 7, 2024
99.23	Certification of Interim Filings Full Certificate of BTQ Technologies Corp. in connection with filing of interim financial statements and interim MD&A by CFO dated June 7, 2024
99.24	News Release dated June 10, 2024
99.25	News Release dated June 17, 2024
99.26	Notice of Meeting and Record Date for the Annual General Meeting to be held on September 18, 2024
99.27	News Release dated August 6, 2024

Exhibit	Description
99.28	Condensed Interim Financial Statements of BTQ Technologies Corp. for the three and six months ended June 30, 2024 and 2023 (Unaudited)
99.29	Management's Discussion and Analysis of BTQ Technologies Corp. for the quarter ended June 30, 2024
99.30	Certification of Interim Filings Full Certificate of BTQ Technologies Corp. in connection with filing of interim financial statements and interim MD&A by CEO dated August 13, 2024
99.31	Certification of Interim Filings Full Certificate of BTQ Technologies Corp. in connection with filing of interim financial statements and interim MD&A by CFO dated August 13, 2024
99.32	News Release dated August 14, 2024
99.33	Notice of Annual General Meeting of Shareholders to be held on September 18, 2024
99.34	BTQ Technologies Inc. Management Information Circular for the Annual General Meeting of Shareholders to be held on September 18, 2024
99.35	Form of Proxy of BTQ Technologies Inc. for the Annual General Meeting of Shareholders to be held on September 18, 2024
99.36	News Release dated September 18, 2024
99.37	Report of Voting Results dated September 18, 2024
99.38	News Release dated September 24, 2024
99.39	News Release dated October 16, 2024
99.40	News Release dated November 5, 2024
99.41	Condensed Interim Financial Statements of BTQ Technologies Corp. for the three and nine months ended September 30, 2024 and 2023 (Unaudited)
99.42	Management's Discussion and Analysis of BTQ Technologies Corp. for the quarter ended September 30, 2024
99.43	Certification of Interim Filings Full Certificate of BTQ Technologies Corp. in connection with filing of interim financial statements and interim MD&A by CFO dated November 14, 2024
99.44	Certification of Interim Filings Full Certificate of BTQ Technologies Corp. in connection with filing of interim financial statements and interim MD&A by CEO dated November 14, 2024
99.45	Notice of Change of Auditor dated November 12, 2024
99.46	Letter from Successor Auditor dated November 12, 2024
99.47	Letter from Former Auditor dated November 12, 2024
99.48	News Release dated December 16, 2024
99.49	News Release dated December 19, 2024
99.50	Material Change Report dated December 19, 2024
99.51	News Release dated December 23, 2024
99.52	News Release dated December 31, 2024
99.53	News Release dated January 15, 2025
99.54	News Release dated January 27, 2025
99.55	Amended and Restated Condensed Interim Financial Statements of BTQ Technologies Corp. for the three and nine months ended September 30, 2024 and 2023 (Unaudited)

Exhibit	Description
99.56	Amended and Restated Management's Discussion and Analysis of BTQ Technologies Corp. for the quarter ended September 30, 2024
99.57	Certification of Refiled Interim Filings of BTQ Technologies Corp. in connection with filing of interim financial statements and interim MD&A by CEO dated February 6, 2025
99.58	Certification of Refiled Interim Filings of BTQ Technologies Corp. in connection with filing of interim financial statements and interim MD&A by CFO dated February 6, 2025
99.59	News Release dated February 10, 2025
99.60	News Release dated February 12, 2025
99.61	News Release dated February 19, 2025
99.62	News Release dated February 27, 2025
99.63	News Release dated March 12, 2025
99.64	Consolidated Financial Statements of BTQ Technologies Corp. for the years ended December 31, 2024 and 2023 (audited)
99.65	Management’s Discussion and Analysis of BTQ Technologies Corp. for the year ended December 31, 2024
99.66	Annual Information Form of BTQ Technologies Corp. for the year ended December 31, 2024
99.67	News Release dated April 9, 2025
99.68	News Release dated April 28, 2025
99.69	Notice of Meeting and Record Date for the Annual General Meeting to be held on June 26, 2025
99.70	Condensed Interim Financial Statements of BTQ Technologies Corp. for the three months ended March 31, 2025 and 2024 (Unaudited)
99.71	Management's Discussion and Analysis of BTQ Technologies Corp. for the quarter ended March 31, 2025
99.72	Certification of Interim Filings Full Certificate of BTQ Technologies Corp. in connection with filing of interim financial statements and interim MD&A by CFO dated May 15, 2025
99.73	Certification of Interim Filings Full Certificate of BTQ Technologies Corp. in connection with filing of interim financial statements and interim MD&A by CEO dated May 15, 2025
99.74	News Release dated June 2, 2025
99.75	News Releasedated May 22, 2025
99.76	News Release dated June 27, 2025
99.77	News Release dated June 24, 2025
99.78	News Release dated May 27, 2025
99.79	News Release dated June 10, 2025
99.80	News Release dated July 3, 2025
99.81	News Release dated July 8, 2025
99.82	News Release dated July 8, 2025
99.83	News Release dated July 10, 2025
99.84	News Release dated July 11, 2025
99.85	Material Change Report dated July 14, 2025
99.86	News Release dated July 23, 2025
99.87	BTQ Technologies Inc. Management Information Circular for the Annual General Meeting of Shareholders to be held on August 26, 2025
99.88	Form of Proxy of BTQ Technologies Inc. for the Annual General Meeting of Shareholders to be held on August 26, 2025
99.89	News Release dated July 30, 2025
99.90	News Release dated August 5, 2025
99.91	Consent of BDO Canada LLP
99.92	Consent of MNP LLP (PCAOB ID: 1930)
99.93*	News Release dated August 8, 2025
99.94*	Condensed Interim Financial Statements of BTQ Technologies Corp. for the three and six months ended June 30, 2025 and 2024 (Unaudited)
99.95*	Management’s Discussion and Analysis of BTQ Technologies Corp. for the quarter ended June 30, 2025
99.96*	Certification of Interim Filings Full Certificate of BTQ Technologies Corp. in connection with filing of interim financial statements and interim MD&A by CFO dated August 14, 2025
99.97*	Certification of Interim Filings Full Certificate of BTQ Technologies Corp. in connection with filing of interim financial statements and interim MD&A by CEO dated August 14, 2025
99.98*	News Release dated August 26, 2025
99.99*	Report of Voting Results dated August 26, 2025

* filed herewith